FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Dynamotive Energy Systems Corp (the “Issuer”)

140 – 13091 Vanier Place

Richmond, BC V6V 2J1

Tel: (604) 295-6800

Item 2

Date of Material Change

July 10, 2009

Item 3

News Release

Issued July 10, 2009, disseminated via Filing Services Canada and retransmitted by Business Wire.

Item 4

Summary of Material Change

VANCOUVER, BC, CANADA, July 10, 2009 – Dynamotive Energy Systems Corporation (“Dynamotive” or the “Company”) (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, the Company has filed its audited 2008 year end financial statements as well as its first quarter 2009 interim financials.

A year end update by way of a letter to shareholders is available on the Company’s website at www.dynamotive.com

Item 5

Full Description of Material Change

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, July 10, 2009 – Dynamotive Energy Systems Corporation (“Dynamotive” or the “Company”) (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, the Company has filed its audited 2008 year end financial statements as well as its first quarter 2009 interim financials.

A year end update by way of a letter to shareholders is available on the Company’s website at www.dynamotive.com

5.2 Disclosure for Restructuring Transactions

N/A

Item 6

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Not applicable

Item 8

Executive Officer

Contact: Andrew Kingston, President & CEO

Telephone: (604) 295-6800

Item 9

Date of Report

July 10, 2009

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

(Signed) Richard Lin

   ----------------------

   Richard Lin

   Chairman

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

News Release: July 10, 2009

DYNAMOTIVE FILES 2008 AUDITED FINANCIAL STATEMENTS AND Q1-2009

VANCOUVER, BC, CANADA, July 10, 2009 – Dynamotive Energy Systems Corporation (“Dynamotive” or the “Company”) (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today announced that, the Company has filed its audited 2008 year end financial statements as well as its first quarter 2009 interim financials.

A year end update by way of a letter to shareholders is available on the Company’s website at www.dynamotive.com

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals.  Operational updates are regularly posted on the company’s website at www.dynamotive.com

About BioOil® Biofuel

BioOil® is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides (‘NOx’) emissions than conventional oil as well as little or no sulfur oxide gases (‘SOx’), which are a prime cause of acid rain. BioOil® and BioOil Plus™ are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada’s Environmental Choice Program. BioOil® can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.

Contact:

Brian Richardson, Chief Financial Officer, 604-295-6804

Switchboard: (604) 295-6800

Toll Free (North America): 1-877-863-2268

Fax : (604) 295-6805

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.